Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

MAG Silver Corp. (“MAG” or the “Company”)
800 West Pender Street, Suite 770
Vancouver, BC V6C 2V6

Item 2:	Dates of Material Change

April 22, 2020

Item 3:	News Release

A news release announcing the material change was disseminated on April 22, 2020 through Globe Newswire, and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On April 22, 2020, MAG announced that the Federal Government of Mexico had issued an administrative order for the temporary suspension of all “non-essential activities” until May 30, 2020 as part of its nationwide effort to slow the spread of the COVID-19 virus.

Item 5:	Full Description of Material Change

5.1 Full Description of Material Change

On April 22, 2020, MAG announced that the Federal Government of Mexico had issued an administrative order for the temporary suspension of all “non-essential activities” until May 30, 2020 as part of its nationwide effort to slow the spread of the COVID-19 virus.

The Juanicipio Project operator, Fresnillo plc, has communicated to MAG that they have been in regular consultation with Mexican Government officials to determine the most appropriate compliance approach while attempting to minimize the overall impacts on project development.

As at April 22, 2020, surface exploration and construction work has been temporarily stopped, and the underground operation has been temporarily reduced to a minimum working level under rigid hygienic protocols.

5.2 Disclosure of Restructuring Transactions

Not applicable

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7:	Omitted Information

Not applicable

Item 8:	Executive Officer

For further information, please contact Michael J. Curlook, VP Investor Relations and Communications, at 604-630-1399.

Item 9:	Date of Report

April 22, 2020